March 28, 2006
Mr. David Burton
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 6010
Re: Virage Logic Corporation Comment Letter dated March 14, 2006.
Dear Mr. Burton:
We, Virage Logic Corporation (the “Company”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of March 14, 2006. The numbered responses set forth below correspond to the numbers set for in the Commission’s letter dated March 14, 2006. For your convenience, we have set forth the Staff’s comments in bold and italicized type before each of our responses.
Form 10-K for the fiscal year ended September 30, 2005
Report of Independent Registered Public Accounting Firm, page 47
1.	The references in the report of the independent registered accounting firm do not appear to be correct based on the index included in Item 15. Please have your auditor confirm that this is a typographical error and have it revise its report in future filings to refer to the proper items contained in the index included in Item 15.
In response to the Staff’s comment, the Company advises the Staff that the Company has confirmed that this was a typographical error that will be revised in future filings.
Note 1. Organization and Summary of Significant Accounting Policies, page 54
2.	We note that cash and cash equivalents and short-term investments represent 23% and 30%, respectively, of your total assets at September 30, 2005. Please tell us and revise future filings to disclose your accounting policies for cash and cash equivalents and short-term investments. Disclose the nature of items included as cash equivalents.
In response to the Staff’s comment, the Company advises the Staff that the Company did include its accounting policy for cash and cash equivalents and short-term investments with in the following disclosure on page 55 under Note (1) of its 10-K:
     “Fair Value of Financial Instruments
     The Company’s financial instruments, including cash equivalents, investments, accounts receivable and accounts payable are recorded at cost, which approximates their fair value because of the short-term maturity of these instruments. Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. Cash equivalents are invested in money market funds custodied with major financial institutions. Investments with original maturities of greater than ninety days are recorded as short-term or long-term investments. Those with maturities of less than one year are included in current assets and classified as short-term investments. Those with maturities greater than one year are considered long-term investments. The Company classified all investments as of September 30, 2005 and September 30, 2004 as available-for-sale securities. Such investments consist of United States government obligations, mortgage backed securities and commercial paper which are stated at fair value, with unrealized gains and losses on such securities reflected, net of tax, as other comprehensive income. Realized gains and losses on investments are included in earnings.”
     While we did disclose our policy in Note 1 of footnotes, we will in the future have a separate heading with our cash and cash equivalent and short-term investment policy to make it more visible to the investor.

Accounting for Internal-Use Computer, Page 56
3.	You state your accounting policy with respect to accounting for computer software developed or obtained for internal use is consistent with SOP 98-1. Please revise future filings to disclose your specific policy for internal use computer software. Disclose how your policies comply with SOP 98-1. Your current presentation may be confusing to investors who are not familiar with the requirements of SOP 98-1.
In response to the Staff’s comment, the Company advises the Staff that the Company will revise its future filings to include the following disclosure in Note 1 of the Notes to the Financials:
Accounting for Internal-Use Computer Software
     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies the characteristics of internal-use software. SOP 98-1 permits the capitalization of certain external and internal costs, including internal payroll costs, incurred in the connection with the development or acquisition of software for internal use. These costs are capitalized beginning when the Company has entered the application development stage and ceases when the software is substantially complete and is ready for its intended use. In accordance with SOP 98-1, the Company purchased and capitalized costs of approximately $1.5 million and $147,000 during the years ended September 30, 2005 and 2004, respectively. Software is amortized using the straight-line method over the estimated useful life of three years.
Note 3. Balance Sheet Components, Page 63
4.	Please revise future filings to disclose the contractual maturities of debt securities classified as available for sale. Refer to paragraph 20 of SFAS 115.
In response to the Staff’s comment, the Company advises the Staff that the Company had included the following statement on page 39 under Item 7A. in its 10-K:
     “The table below presents the carrying values and related weighted average interest rates for our cash, cash equivalents and marketable securities. The carrying values approximate fair values at September 30, 2005 and 2004. At September 30, 2005, marketable securities consisted of $34.4 million with a maturity date of less than one year and $6.6 million with a maturity date of greater than one year.”
     We acknowledge the Staff’s comment in so far as disclosing contractual maturities within the footnotes and accordingly we will revise future filings to include this disclosure within “Footnote 3 Balance Sheet Components” following the existing table within that footnote.

Form 10-Q for the quarter ended December 31, 2005
Note 1. Organization and Summary of Significant Accounting Policies, page 6
Stock-based Compensation, page 8
5.	Please revise future filings to remove the presentation results “Using Previous Accounting.” The presentation of loss from operations, loss before income taxes, net income and earnings per share “using previous accounting” are non-GAAP financial measures. Please refer to SAB Topic 14G and Item 10(e)(1)(ii)(c) of Regulation S-K.
In response to the Staff’s comment, the Company advises the Staff that the Company will revise it future filings to remove the disclosures related to and all references to “Using Previous Accounting”.
The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let me know if you have any additional comments or questions. I can be reached at 510-743-8192.
Thank you.
Regards,
/s/ Eric D. Malick
Eric D. Malick
Assistant Controller
Virage Logic Corporation